

August 20, 2012

<u>Via E-mail</u>
Mark Pruzanski, M.D.
President and Chief Executive Officer
Intercept Pharmaceuticals, Inc.
18 Desbrosses Street
New York, NY 10013

> **Re: Intercept Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 8, 2012**
> **CIK No. 0001270073**

Dear Dr. Pruzanski:

We have reviewed your amended confidential draft registration statement and response letter submitted August 8, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Confidential Draft Registration Statement on Form S-1</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

1. With your next amendment, please file the securities purchase agreement you entered into in August 2012 with an affiliated fund of OrbiMed Advisors, LLC and Genextra S.p.A.

Critical Accounting Policies and Estimates
Valuation of Stock-Based Compensation and Warrant Liability, page 58

2. We acknowledge your response to comment 18. We understand that the PWERM approach is a technique used to allocate enterprise value between the various forms of instruments outstanding including preferred and common stocks. Please revise your disclosure to clarify how you estimated your enterprise value at each valuation date and differentiate between that valuation and your use of the PWERM approach to allocate value to your common stock.

3. Please revise your disclosure to quantify the probability you assigned to each of the PWERM scenarios (e.g. merger/sale, IPO, continuing operations and dissolution) for June, 30, 2011, October 13, 2011, December 15, 2011, December 31, 2011, June 30, 2012.

4. In the third paragraph on page 61 explaining why your value of common stock has not changed you indicate that you may be required to conduct a larger and more expensive confirmatory clinical outcomes trial associated with OCA. In your response to comment 18 you appear to definitively state that you determined that such a trial would be required. Please explain this apparent discrepancy and tell us whether the costs of this larger trial are contemplated in your use of proceeds disclosures.

5. In explaining the increase in fair value of common stock on July 31, 2012 you refer to the Series C preferred stock issuance that apparently will close in August 2012. Please address the following comments:

    •   Please tell us why the $2.00 Series C preferred stock price is indicative of its fair value as Genextra participated in this financing round. In your response, please tell us who lead the negotiations for the Series C investors. Also in your response, please tell us whether there are any pre-existing relationships between any of your officers, directors or 5% equity owners and OrbiMed or any of its principals. If so, please tell us how the price of the Series C preferred stock is at arms-length fair value.
    •   Please tell us the fair value of your common stock on the date of the Series C preferred stock issuance and reconcile for us the difference between that common stock value and the $2.00 preferred issuance price.
    •   Please explain any change in value of common stock from July 31, 2012 to the date of the Series C preferred stock issuance. If there is no change, please explain why.
    •   As partial explanation for the increase in common stock value at July 31, 2012 you disclose "other general factors consistent with the Practice Aid." Please revise your disclosure to describe these other general factors.

Results of Operations
Comparison of the Six Months Ended June 30, 2012 and the Six Month Ended June 30, 2011,
page 64

6. In the last paragraph in this section on page 65, you disclose that the gains resulting from
    the reduction in derivative warrant values is due in part to the change in the fair value of
    the common stock underlying the warrants. As it appears that your common stock value
    has either stayed constant or increased during the periods presented, it appears that such
    movement would either not impact the fair value of your warrant liability or cause it to
    increase. Please revise your disclosure to indicate that the gains recorded were offset by
    the increase in your underlying common stock fair value or explain to us how your
    disclosure is reasonable and appropriate.

Business, page 73
Strategic Collaborations and Research Arrangements, page 85
Dainippon Sumitomo Pharma, page 85

7. We note your response to comment 27 and that you have requested confidential treatment
    for the specific royalty rate percentages under your agreement with DSP. However, your
    current disclosure that you may receive "tiered low- to mid-double digit percentage
    royalties" provides too broad a range of potential royalties. Please revise your disclosure
    to provide a range of royalties for the lowest rate and the highest rate at which royalties
    may be paid under your agreement with DSP. Please ensure that the percentage range
    you provide for the minimum and maximum royalty rate is within a ten-percent range
    (e.g., "single digits," "twenties," "between 10% and 20%," etc.).

    For purposes of your confidential treatment request, please note that we are not
    requesting that you disclose individual percentages for your royalty rates.

Principal Stockholders, page 121

8. We note your disclosure on page 121 that Genextra beneficially owns 51,026,306 shares
    of your common stock. However, where you further describe the shares of common
    stock held by Genextra in footnote 9 to the principal stockholders table, the total amount
    of shares described is equal to only 46,526,307. Please revise your disclosure to address
    this inconsistency.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Agreements, F-11

9. We acknowledge your responses to comments 35 and 36. Requests for confidential
    treatment do not supersede specific requirements under GAAP. In addition, the
    uncertainty you identify in your responses regarding each milestone is why it is important

to provide readers with the information required by ASC 605-28-50-2 for each milestone so that they have sufficient information to assess the risks associated with and the likelihood of achieving these milestones. As a result please address the following comments for each of your agreements:

- As previously requested please provide a description of each milestone and provide the related contingent consideration as required by ASC 605-28-50-2b. Alternatively, please aggregate all your milestones into meaningful categories that have similar risks and timing of potential achievement. At a minimum, we believe these categories could include milestones to be earned based on early stage development, late stage development, regulatory submissions, regulatory approvals and commercialization, such as first sale or aggregate sales levels. If you elect to pursue this alternative approach, please disclose the nature of the milestones underlying each category and separately disclose the information required by ASC 605-28-50-2b for any individually significant milestones. To the extent you do not believe you have any individually significant milestones please demonstrate to us why not by providing us a complete listing of your milestones and explaining why none of them are significant.
- Please disclose the determination as to whether each milestone is substantive as required by ASC 605-28-50-2c. To the extent that you elect the alternative approach in the preceding bullet, please disclose the aggregate amount by category of the milestones that are substantive versus non-substantive and why.
- Please disclose the factors that you considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2d.

Les Laboratories Servier and Institut de Recherches Servier (Servier), page F-12

10. We acknowledge your response to comment 36 that the obligation to reimburse Servier up to a mid-double digit percentage of development costs it incurs is only payable if you enter into a partnership with Servier or when you commence development or commercialization activities on your own in the U.S. Please revise your disclosure to clarify whether you would be obligated to reimburse Servier the applicable percentage of its total development costs or only those incurred in the US. In addition, please clarify whether you would be obligated to reimburse Servier for historical costs incurred or only those incurred after entering the partnership agreement or commencing development or commercialization activities in the U.S. To the extent you are obligated to reimburse Servier for costs it previously incurred, please disclose the amount of your potential obligation to Servier if you elect to develop/commercialize in the U.S. or explain to us why such disclosure is not useful to investors.

TES Pharma SRL (TES), page F-14

11. Please revise your disclosure provided in response to comment 38 to describe how the quarterly payment amount is determined.

7. Warrants to Purchase Common Stock, page F-17

    12. We acknowledge your response to comment 42. We do not believe the use of a single-path model, such as the Black-Scholes option-pricing model, is appropriate in situations where the exercise price of a warrant can change. As a result, please revise your warrant valuations and accounting for each period presented using a binomial or lattice pricing model or a simulation model. Otherwise, demonstrate to us that the valuations in your historical financial statements are not materially different from those under a binomial or lattice pricing model or a simulation model and represent to us and disclose that you will utilize such a model in the future.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

    You may contact Kei Nakada at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

        Sincerely,

        /s/ Daniel Greenspan for

        Jeffrey P. Riedler
        Assistant Director

cc: Scott A. Samuels, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111